Filed by Burlington Northern Santa Fe Corporation
pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company:  Burlington Northern Santa Fe Corporation
Commission File No.:  1-11535

On November 3, 2009, Burlington Northern Santa Fe Corporation (“BNSF”) emailed to its employees and posted on its intranet the following in connection with the proposed acquisition by Berkshire Hathaway Inc. of BNSF:

Insights
Nov. 3, 2009

BERKSHIRE HATHAWAY INC. TO ACQUIRE BURLINGTON NORTHERN SANTA FE CORPORATION (BNSF) FOR $100 PER SHARE IN CASH AND STOCK

Last night, Nov. 2, our Board of Directors approved an agreement for Burlington Northern Santa Fe Corporation (BNSF) to be acquired by Berkshire Hathaway Inc., the company started and led by the legendary investor Warren Buffett.  At 6:30 a.m. Central this morning, the attached news release was issued detailing the agreement.

This is a great development for BNSF and its workforce, and is an outstanding recognition of the remarkable work each of you does to produce superior performance for our stakeholders.  We should all be pleased by this endorsement of our strategic vision and the way BNSF management and employees operate our company.

In 2006, Berkshire Hathaway first acquired BNSF shares.  Since that time their holdings increased to 22.6 percent of the Company’s outstanding shares today.  Berkshire Hathaway and Warren Buffett have gained a further appreciation for our franchise, employees, management team and long-term opportunities for our business to help meet the growing needs in the U.S. supply chain.

While this agreement will result in a change of ownership, you won’t notice many other changes.  We will be an operating subsidiary of Berkshire Hathaway led by our current management.  The vision and values that have directed our company in the past will continue to guide us.  We’ll continue to be headquartered in Fort Worth and continue to serve our customers’ needs by remaining focused on Safety, Service, Velocity, Productivity and Community.

The agreement is subject to BNSF shareholder approval, Department of Justice review and approval by other appropriate government entities. The transaction is expected to be completed during the first quarter of 2010. We know you will have questions. To address these, later today we will go live with a link on our intranet and Web site www.bnsf.com for frequently asked questions and status reports on this transaction.

In the interim, we all need to continue our focus on operating our railroad safely and with the efficiency, productivity, and service levels important to our customers.

Matt Rose

Chairman, President and CEO

BNSF Investor Contact: Linda Hurt	Berkshire Hathaway Contact:
(817) 352-6452	Marc Hamburg
402-346-1400
BNSF Media Contact: John Ambler
(817) 867-6407

BERKSHIRE HATHAWAY INC. TO ACQUIRE BURLINGTON NORTHERN SANTA FE CORPORATION (BNSF) FOR $100 PER SHARE IN CASH AND STOCK

BNSF will continue to operate from its Fort Worth, TX headquarters and will become a wholly owned subsidiary of Berkshire Hathaway

FORT WORTH, TX / OMAHA, NE – Nov. 3, 2009 – The boards of directors of Berkshire Hathaway Inc. (NYSE: BRK.A;BRK.B) and Burlington Northern Santa Fe Corporation (BNSF; NYSE: BNI) today announced a definitive agreement for Berkshire Hathaway to acquire for $100 per share in cash and stock the remaining 77.4 percent of outstanding BNI shares not currently owned to increase its holdings to 100 percent.  Based on the number of outstanding BNI shares (including shares currently owned by Berkshire) on Nov. 2, 2009, the transaction is valued at approximately $44 billion, including $10 billion of outstanding BNSF debt, making it the largest acquisition in Berkshire Hathaway history.

“Our country’s future prosperity depends on its having an efficient and well-maintained rail system,” said Warren E. Buffett, Berkshire Hathaway chairman and chief executive officer.  “Conversely, America must grow and prosper for railroads to do well. Berkshire’s $34 billion investment in BNSF is a huge bet on that company, CEO Matt Rose and his team, and the railroad industry.

“Most important of all, however, it’s an all-in wager on the economic future of the United States,” said Mr. Buffett.  “I love these bets.”

“We are thrilled to have the opportunity to become a part of the Berkshire Hathaway family,” said Matthew K. Rose, Burlington Northern Santa Fe chairman, president and chief executive officer. “We admire Warren’s leadership philosophy supporting long-term investment that will allow BNSF to focus on future needs of our railroad, our customers and the U.S. transportation infrastructure. This transaction offers compelling value to our shareholders and is in the best interests of all of our constituents including our customers and employees.”

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Terms of the Transaction

The definitive agreement provides that each share of BNI common stock will at the election of the shareholder be converted into the right to receive either (i) a cash payment of $100.00 or (ii) a variable number of shares of Berkshire Hathaway Class A or Class B common stock, subject to proration if the elections do not equal approximately 60 percent in cash and 40 percent in stock. The stock component of the consideration is subject to a “collar” whereby the value of each Berkshire Hathaway share received is fixed at $100.00 if the price of Berkshire Hathaway Class A stock at closing is between approximately $80,000.00 and approximately $125,000.00 per share. If the value of Berkshire Hathaway Class A stock is outside of this collar range at closing, then the number of shares received of Berkshire Hathaway Class A stock will be fixed at either 0.001253489 per BNI share for values below the collar range, or 0.000802233 per BNI share for values above the collar range. The shareholder may receive Class A or, in lieu of fractional Class A shares, equivalent economic value of Class B Berkshire Hathaway shares, subject to certain limitations as described in the definitive agreement.

The transaction requires approval by holders of two-thirds of BNI’s outstanding shares (other than shares held by Berkshire Hathaway), and customary closing conditions, including Department of Justice review.  Closing is expected to occur during the first quarter of 2010.

BNSF Railway Company will continue to focus on providing outstanding service to its customers from its Fort Worth, TX, headquarters. Included in the transaction are all assets and subsidiaries of BNSF.

Goldman, Sachs & Co. and Evercore Partners, Inc. acted as financial advisors to BNSF and the company’s legal counsel is Cravath Swaine & Moore LLP.  Berkshire Hathaway’s transaction counsel is Munger, Tolles & Olson LLP.

At 8:30 a.m. eastern, BNSF executive management will conduct a briefing for investors and other interested parties. The briefing will be Web cast and available via the investor relations section of www.bnsf.com. The call in number is (800) 398-9367 and the replay number is (USA) (800) 475-6701, (International) (320) 365-3844, and access code 122409. The briefing will not include a question and answer session.

BNSF is a holding company and through its principal operating subsidiary, BNSF Railway Company, BNSF owns and manages one of the largest railroad systems in North America.

Berkshire Hathaway Inc.  is a holding company owning subsidiaries engaged in a number of diverse business activities including property and casualty insurance and reinsurance, utilities and energy, manufacturing, retailing and services. . ..
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Forward-Looking Statements

Statements contained herein concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or which refer to matters which are not historical facts, are “forward-looking statements” within the meaning of the federal securities laws.  Similarly, statements that describe BNSF’s or Berkshire Hathaway’s objectives, expectations, plans or goals are forward-looking statements.  Forward-looking statements include, without limitation, BNSF’s or Berkshire Hathaway’s expectations concerning the marketing outlook for their businesses, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance.  Forward-looking statements also include statements regarding the expected benefits of the proposed acquisition of BNSF by Berkshire Hathaway. Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements.

Important factors that could cause such differences include, but are not limited to: adverse changes in economic or industry conditions, both in the United States and globally; continuing volatility in the capital or credit markets and other changes in the securities and capital markets; changes affecting customers or suppliers; competition and consolidation in the industries in which BNSF and Berkshire Hathaway compete; labor costs and labor difficulties; developments and changes in laws and regulations; developments in and losses resulting from claims and litigation; natural events such as severe weather, fires, floods and earthquakes or acts of terrorism; changes in operating conditions and costs; and the extent of BNSF’s or Berkshire Hathaway’s ability to achieve their operational and financial goals and initiatives.  In addition, the acquisition of BNSF by Berkshire Hathaway is subject to the satisfaction of the conditions to the completion of the acquisition and the absence of events that could give rise to the termination of the merger agreement for the acquisition, and the possibility that the acquisition does not close, and risks that the proposed acquisition disrupts current plans and operations and business relationships, or poses difficulties in employee retention.

We caution against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made.  We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs.  In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements.  Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from our forward-looking statements, including discussions of significant risk factors, may appear in BNSF’s or Berkshire Hathaway’s public filings with the Securities and Exchange Commission (the “SEC”), which are accessible at www.sec.gov, and which you are advised to consult.

Additional Information

In connection with the proposed transaction, Berkshire Hathaway will file with the SEC a registration statement that will include a proxy statement of BNSF that also constitutes a prospectus of Berkshire Hathaway relating to the proposed transaction.  Investors are urged to read the registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about BNSF, Berkshire Hathaway and the proposed transaction.  The registration statement and proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov, Berkshire Hathaway’s website at www.berkshirehathaway.com and BNSF’s website at www.bnsf.com.  In addition, these documents (when they are available) can also be obtained free of charge from Berkshire Hathaway upon written request to the Corporate Secretary or by calling (402) 346-1400, or from BNSF upon written request to Linda Hurt or John Ambler or by calling (817) 352-6452 or (817) 867-6407.

BNSF, Berkshire Hathaway and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC.  Information regarding the directors and executive officers of BNSF may be found in its 2008 Annual Report on Form 10-K filed with the SEC on February 13, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 16, 2009.  Information regarding the directors and executive officers of Berkshire Hathaway may be found in its 2008 Annual Report on Form 10-K filed with the SEC on March 2, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 13, 2009.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the interests of these participants will also be included in the registration statement and proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC.